U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4
                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
|_| Check this box if no longer
    subject to Section 16.

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                  30(f) of the Investment Company Act of 1940
Form 4 or Form 5
obligations may continue.
See Instruction 1(b).


1.Name and Address of Reporting Person   2.Issuer Name and Ticker or Trading Symbol    6.Relationship of Reporting Person to Issuer
                                           Power Exploration, Inc.                                 (Check all applicable)
  Rife,     M.O. III                       OTC- Bulletin Board Symbol=PWRX                 X  Director              10% Owner
                                                                                              Officer (give     __  Other (specify
                                                                                                       title                below)
                                                                                                       below)

(Last)     (First)     (Middle)

                                    IRS or Social Security           4. Statement for Month/Year
                                    Number of Reporting                      February 2001
         5416 Birchman Ave.               Person
               (Street)                 ###-##-####
                                                                          5. If Amendment,
         Fort Worth, Texas 76107                                            Date of Original
          (City)  (State)  (Zip)                                              (Month/Year)


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security   2. Transaction    3.    4. Securities Acquired (A)  5. Amount of      6. Ownership     7. Nature of Indirect
   (Instr. 3)              Date       Trans        or Disposed of (D)         Securities          Form:        Beneficial Ownership
                      (Month/Day/     action      (Instr. 3, 4 and 5)        Beneficially     Direct (D) or        (Instr. 4)
                          Year)        Code                                  Owned at End      Indirect (I)
                                     (Instr.                                  of Month         (Instr. 4)
                                        8)
                                                                           (Instr. 3 and 4)

                                                      (A)or
                                         Code  Amount   (D)   Price
Common Stock          Feb. 21, 2000       S   8,000,000  A    $0.00*      8,062,000        I                  MOROIL, Inc.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.Title    2.Conversion 3.Trans 4.Trans-   5 Number of   6.Date     7.Title and  8.Price      9. Number      10.Owner-   11.Nature
   of       or Exercise  action   action    Derivative  Exercisable   Amount of     of             of         ship Form      of
Derivative   Price of     Date     Code     Securities     and        Underlying   Deriv-       Derivative       of        Indirect
Security    Derivative   Month/  (Instr.    Acquired    Expiration    Securities   ative        Securities    Derivative  Beneficial
(Instr.3)    Security     Day/     8)        (A) or     Date (Month    (Instr.    Security     Beneficially    Security:    Owner-
                         Year)             Disposed of   Day/Year)     3 and 4)   (Instr.5)     Owned at      Direct (D)    ship
                                           (D) (Instr,                                         End of Month  or Indirect   (Instr.4)
                                                                                                (Instr.4)        (I)
                                                                                                              (Instr. 4)

                                Code V     (A)   (D)    Date  Expir-         Amt.. or
                                                        Exer-  ation  Title   No. of
                                                        cis-   Date           Shares
                                                        able

Explanation of Responses:

* Shares weree received by agreement with Global International for no consideration

** Intention misstatements or omission of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed
        If space rovided is insufficient, See Instruction 6 for procedure.

                         \s\ M.O. Rife III                         March 5, 2001
                        ---------------------------------------    ------------
                         **Signature of M.O. RIfe III.
                            Chairman, Power Exploration, Inc           Date

 .



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
           (Print or Type Responses)                            SEC 1474 (8-92)